MILLENNIA TEA MASTERS, INC.
                         2591 DALLAS PARKWAY, SUITE 102
                                FRISCO, TX 75034

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               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
                             PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


                                  MARCH 4, 2004

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         NO  VOTE OR  OTHER  ACTION  OF THE  SECURITY  HOLDERS  IS  REQUIRED  IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.




                                  INTRODUCTION

         This Information Statement is being mailed on or about March 4, 2004 to holders of record on March 2 2004 (the "Record Date") of shares of common stock, par value $.00l per share ("Common Stock"), of Millennia Tea Masters, Inc., a Texas corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing director of a new member of the Board of Directors of the Company (the "Board") followed by the resignation of the existing director pursuant to the terms of the transactions described below. The appointments will become effective on March 15, 2004, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule l4f-l.

         As of March 2, 2004, the Company had 14,230,939 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of various transactions that were consummated on February 27, 2004 (the "Closing Date") that resulted in a change of control of the Company
("Transactions"), and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. Additional information about the Company and the Transactions are contained in the Company's Current Report on Form 8-K being filed with the Securities and Exchange Commission (the "SEC") on or about the date of this Statement. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                                THE TRANSACTIONS

         According to the Schedule l3D filed with the SEC by Steven Ivester ("Ivester") on March 2, 2004 (the "Ivester 13D"), on February 27, 2004, Ivester acquired 12,500,000 shares of common stock of the Company in exchange for cash of $12,500 and the obligation to contribute the intellectual property rights and other assets of two start-up companies that provide voice over Internet protocol ("VOIP") equipment and services. The shares issued to Ivester represent 87.8% of all shares of common stock outstanding.

         Upon the sale of such stock, Ivester was provisionally appointed as a director and was elected as the Company's chairman, chief executive officer and president. The existing officers, Kevin Halter and Kevin Halter, Jr., resigned as officers, and they agreed to resign as directors ten days after the mailing of this statement.

         In connection with the change of control, new management has signified its intentions to expand the Company's existing tea import business and to expand into other business opportunities which it has been exploring and developing. The new segment will consist of sales of equipment and services to users of "Voice over Internet", which allows users purchasing certain equipment to make local and long-distance telephone calls free via broadband access to the Internet.

      DIRECTORS, EXECUTIVE, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH
                       SECTION 16(a) OF THE EXCHANGE ACT.

         The following table sets forth the officers and directors of the Company.

Name                   Position                                              Age
----                   --------                                              ---

Kevin B. Halter        Director                                              68
Steven Ivester         Chairman, President, Chief Executive Officer and      39
                       Director
Kevin Halter, Jr.      Director                                              43


         Kevin B. Halter has served as Chairman, President, Chief Executive Officer and a director the Company since August 1998. Mr. Halter has served as President and Chief Executive Officer of Halter Capital Corporation, a privately held investment and consulting company, since 1987. Mr. Halter has served as President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the father of Kevin Halter, Jr.

         Steven Ivester has been a successful technology inventor and entrepreneur since 1982 with many small businesses. In 1985 he established a small chain of automotive service centers, All State Auto Centers (Founder President) & Consumer Car Care (Co Founder/President) and sold the business in 1991. He subsequently established, expanded and sold a small chain of computer stores known as 21st Century Computers. In 1997, Mr. Ivester became President and CEO of Navigator, PC, which invented a series of rugged waterproof military grade navigational computer and display systems. From 2001 to present Mr. Ivester consulted for voice over IP companies and was responsible for the specification and development of IP desktop telephone devices for Multimedia Terminal Adaptors, and portable WiFi phones in addition to sourcing, negotiation and quality assurance.

         Kevin B. Halter, Jr. has served as Vice President, Secretary and Treasurer and a director of the Company since August 1998. Mr. Halter also serves as Vice President and Secretary of Halter Capital Corporation. He is President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position that he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. He is the son of Kevin B. Halter.

         All directors hold office until the next annual meeting of the shareholders of the Company, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Section 16(a) Beneficial Reporting Compliance.

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2003, all Section 16(a) filing requirements applicable to its insiders were complied with.

                              CORPORATE GOVERNANCE

         The Company does not maintain an Audit Committee or Compensation Committee. Mr. Ivester intends to nominate at the next Shareholders' Meeting one or more directors, including independent directors, to perform these functions.

                             EXECUTIVE COMPENSATION

         The Company pays no compensation to its officers and directors currently and has paid no compensation in any amount or of any kind to its executive officers or directors since inception. Executive management and oversight services are provided to the Company by a controlling shareholders. The Company's financial statements in its SEC reports reflect management's estimate of the estimated fair value of the services contributed to the Company during each fiscal year based on the time and effort required to administer the Company's operations and affairs. No stock options or other stock-based remunerations have been issued.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED
                              STOCKHOLDER MATTERS.

         The following table sets forth information as of March 1, 2004 concerning the beneficial ownership of the common stock of the Company by (i) each person who is known to us to own beneficially more than five percent of the outstanding shares of common stock, (ii) each director and executive officer of the Company and (iii) all directors and executive officers as a group.


                   Name and address                        Amount and nature
Title of Class     of beneficial owner                     of beneficial owner    Percentage
--------------     ----------------                        -------------------    ----------
Common             Kevin B. Halter                            1,016,700(2)           7.1%
                   2591 Dallas Parkway, Suite 102
                   Frisco, TX  75034

Common             Steven Ivester                             12,500,000            87.8%
                   12330 SW 53rd Street
                   Ft. Lauderdale, FL 33330

Common             Kevin B. Halter, Jr.                       245,228 (1)(2)         1.7%
                   2591 Dallas Parkway, Suite 102
                   Frisco, TX  75034
Common             All executive officers and directors a     13,639,729            95.8%
                   group (2 persons)

(1) Includes 100,000 shares registered in the name of KL Halter Family Partnership, Ltd.
(2) Includes 145,299 shares registered in the name of Halter Capital Corporation, 100% owned by Kevin B. Halter and Kevin Halter, Jr.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In order to maintain liquidity, the Company has received non-interest bearing cash advances from its controlling shareholders, Kevin Halter and Halter Capital Corporation, during calendar years 2003 and 2002. Such loans totaled $159,166 as of February 29, 2004.

         Steven Ivester has signified his agreement to contribute to the Company for no additional consideration all intellectual property rights and other assets owned by two start-up Companies that will pursue opportunities in the voice over Internet business. These companies, eGlobalphone, Inc. and VOIP Solutions, Inc., both Florida corporations, will become wholly-owned subsidiaries of the Company.



                           By Order of the Board of Directors


                           /s/  Steven Ivester
                           ---------------------------------------
                           Steven Ivester, Chief Executive Officer



March 4, 2004